EXHIBIT 99.1

Stantec Announces Results of the 2023 Annual Meeting of Shareholders

Angeline Chen Announced as New Director

TSX, NYSE: STN

EDMONTON, Alberta and NEW YORK, May 11, 2023 (GLOBE NEWSWIRE) -- Stantec Inc. (“Stantec”), a global leader in sustainable design and engineering, held its virtual annual meeting of shareholders (the “Meeting”) on May 11, 2023. A total of 86,294,720 shares (77.76% of outstanding common shares) were represented in person or by proxy.

At the Meeting, Angeline Chen was elected to the board for the first time. Ms. Chen is a corporate attorney with more than 25 years of corporate business experience spanning multiple industries including aerospace and defense, manufacturing, and industrials. She has expertise relating to US national security interests, cybersecurity, risk management, governance, regulatory compliance, and mergers and acquisitions.

“I would like to welcome Ms. Chen to Stantec’s Board,” said Douglas Ammerman, Chair of Stantec’s Board of Directors. “We look forward to the broad skillset Ms. Chen brings to the Board.”

The complete voting results from the Meeting are as follows:

1.   Election of Directors

The Board of Directors of Stantec had fixed the number of directors standing for election at the Meeting to be 10. Each of the 10 nominees listed in Stantec’s Management Information Circular dated March 20, 2023, was elected as a director of Stantec. The detailed results of the vote by ballot on the election of directors are as follows:

Nominee	Votes For	% For	Votes Against	% Against
Douglas K. Ammerman	78,579,717	94.87	4,252,705	5.13
Martin A. à Porta	82,534,613	99.64	297,809	0.36
Shelley A. M. Brown	82,596,858	99.72	235,564	0.28
Angeline G. Chen	82,571,204	99.68	261,218	0.32
Patricia D. Galloway	82,351,209	99.42	481,213	0.58
Robert J. Gomes	82,075,267	99.09	757,155	0.91
Gordon A. Johnston	82,374,600	99.45	457,822	0.55
Donald J. Lowry	82,329,096	99.39	503,326	0.61
Marie-Lucie Morin	82,091,105	99.11	741,317	0.89
Celina J. Wang Doka	82,514,697	99.62	317,725	0.38

2.   Appointment of Auditor

PricewaterhouseCoopers LLP was eappointed as auditor of Stantec for 2023, and the directors were authorized to fix the remuneration of the auditor. The detailed results of the vote by ballot on the appointment of auditor are as follows:

Votes For	% For	Votes Withheld	% Withheld
86,120,783	99.80	171,881	0.20

3.   Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 20, 2023, and delivered in connection with the Meeting. The detailed results of the vote by ballot on Stantec’s approach to executive compensation are as follows:

Votes For	% For	Votes Against	% Against
79,627,964	96.13	3,204,457	3.87

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve - because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact
Stephanie Smith
Stantec Media Relations
Ph: 780-917-7230
stephanie.smith2@stantec.com

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

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